Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Signet Jewelers Limited:

We consent to the incorporation by reference in the registration statements (Nos. 333-159987, 333-153435, 333-09634, 333-134192, 333-12304, 333-153422 and 333-08964) on Form S-8 of Signet Jewelers Limited of our report dated March 29, 2011, with respect to the consolidated balance sheets of Signet Jewelers Limited and subsidiaries as of January 29, 2011, and the related consolidated income statements, statements of cash flows, statements of shareholders’ equity, and statements of accumulated other comprehensive income/(loss) for each of the 52 week periods ended January 29, 2011 and January 30, 2010, which report appears in the January 28, 2012 Annual Report on Form 10-K of Signet Jewelers Limited.

KPMG Audit Plc

London, United Kingdom

March 22, 2012